TERRY M. SCHPOK, P.C.
(214) 969-2870 / Fax: (214) 969-4343
tschpok@akingump.com
July 27, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Mr. Justin Dobbie

Re:	Cinemark USA, Inc. Registration Statement on Form S-4 Filed July 1, 2011 File No. 333-175331
Dear Mr. Dobbie:
On behalf of Cinemark USA, Inc., a Texas corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-175331, filed on July 1, 2011 (the “Registration Statement”). Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
The Registration Statement has been amended, pursuant to discussions with the Securities and Exchange Commission Staff (the “Staff”), to include additional disclosures regarding certain accounting matters in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section on page 46 of the Registration Statement. In addition, a supplemental letter is being provided to the Staff as requested pursuant to the Staff’s comment set forth below, which was contained in the Staff’s comment letter, dated July 22, 2011, relating to the Registration Statement.
Comment. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

July 27, 2011
Mr. Justin Dobbie
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-2870.
Sincerely,
AKIN GUMP STRAUSS HAUER & FELD LLP
By:    Terry M. Schpok, P.C., Partner

By:	/s/ Terry M. Schpok Terry M. Schpok, President

cc:	Ms. Tonya Bryan, Securities and Exchange Commission Mr. Michael D. Cavalier